Exhibit 99.1

RELS LLC
Consolidated Financial Statements
December 31, 2014, 2013 and 2012

RELS LLC
Index
December 31, 2014, 2013 and 2012

Independent Auditor’s Report
To the Board of RELS LLC
We have audited the accompanying consolidated financial statements of RELS LLC and its subsidiaries (the “Company”), which comprise the consolidated balance sheets at December 31, 2014 and 2013, and the related consolidated statements of income and comprehensive income, partners’ capital and cash flows for the years ended December 31, 2014, 2013 and 2012.
Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditor's Responsibility
Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RELS LLC and its subsidiaries at December 31, 2014 and 2013, and the results of their income and comprehensive income, partners’ capital and cash flows for the years ended December 31, 2014, 2013 and 2012, in accordance with accounting principles generally accepted in the United States of America.
Emphasis of Matter
As discussed in Note 8 to the consolidated financial statements, the Company has significant related party transactions with Wells Fargo Corporation, CoreLogic, Inc. and Rels Management Company. Our opinion is not modified with respect to this matter.

/s/PricewaterhouseCoopers LLP

February 18, 2015

RELS LLC
Consolidated Balance Sheets
December 31, 2014 and 2013

	2013	2012
Assets
Cash and cash equivalents	$32,195,309	$12,988,562
Accounts receivable, net of allowance for doubtful accounts of $297 and $20,564, respectively	6,390,669	6,406,494
Prepaid expenses and other assets	1,598,361	915,217
Due from related parties	—	33,515,551
Investment in RELS Management Company	81,150	—
Property and equipment, net	4,270,355	3,099,298
Total assets	$44,535,844	$56,925,122

Liabilities and Partners' Capital
Accounts payable and other liabilities	$3,697,417	$5,392,671
Accrued payroll and benefits	4,666,168	7,039,361
Accrued pension costs	6,890,923	4,204,570
Due to related parties	722,949	—
Accumulated losses of RELS Management Company in excess of investment	—	11,925,308
Total liabilities	15,977,457	28,561,910

Commitments and contingencies (Note 6)

Partners' capital
Wells Fargo & Co.	19,214,660	17,276,279
CoreLogic, Inc.	19,291,676	17,345,526
Accumulated other comprehensive loss	(9,947,949)	(6,896,068)
Total RELS LLC partners' capital	28,558,387	27,725,737
Noncontrolling interests	—	637,475
Total partners' capital	28,558,387	28,363,212
Total liabilities and partners' capital	$44,535,844	$56,925,122

The accompanying notes are an integral part of these consolidated financial statements.

RELS LLC
Consolidated Statements of Income and Comprehensive Income
Years Ended December 31, 2014, 2013 and 2012

	2014	2013	2012
Revenues
Operating revenues	$221,327,635	$347,070,726	$451,875,884

Expenses
Professional fees	76,332,795	149,332,233	232,134,850
Salaries and other personnel costs	83,181,626	103,701,622	110,797,949
Selling, general and administrative costs	23,692,570	29,915,994	29,467,344
Total expenses	183,206,991	282,949,849	372,400,143

Other (expense) income
Equity (loss) income from investment in RELS Management Company	(53,043)	916,865	3,162,940
Total other (expense) income	(53,043)	916,865	3,162,940
Income from continuing operations	38,067,601	65,037,742	82,638,681
Income from discontinued operations (Note 4)	—	—	7,050,125
Net income	38,067,601	65,037,742	89,688,806

Net income attributable to noncontrolling interest	(112,680)	(654,160)	(1,296,210)
Net income attributable to RELS LLC	$37,954,921	$64,383,582	$88,392,596

Other comprehensive (loss) income
Net actuarial (loss) gain adjustment	(3,051,881)	2,391,313	(557,009)
Comprehensive Income	35,015,720	67,429,055	89,131,797
Comprehensive income attributable to noncontrolling interest	(112,680)	(654,160)	(1,296,210)
Comprehensive income attributable to RELS LLC	$34,903,040	$66,774,895	$87,835,587

The accompanying notes are an integral part of these consolidated financial statements.

RELS LLC
Consolidated Statements of Partners' Capital
Years Ended December 31, 2014, 2013 and 2012

	Wells Fargo & Co.	CoreLogic, Inc.	Accumulated Other Comprehensive Loss	Total RELS LLC Capital	Noncontrolling Interests	Total Capital

Balances at December 31, 2011	24,899,878	24,999,665	(8,730,372)	41,169,171	5,866,887	47,036,058
Distributions	(49,754,752)	(49,954,168)	—	(99,708,920)	(6,131,882)	(105,840,802)
Net income	44,107,900	44,284,696	—	88,392,596	1,296,210	89,688,806
Net actuarial loss adjustment	—	—	(557,009)	(557,009)	—	(557,009)
Balances at December 31, 2012	19,253,026	19,330,193	(9,287,381)	29,295,838	1,031,215	30,327,053
Distributions	(34,104,153)	(34,240,843)	—	(68,344,996)	(1,047,900)	(69,392,896)
Net income	32,127,406	32,256,176	—	64,383,582	654,160	65,037,742
Net actuarial loss adjustment	—	—	2,391,313	2,391,313	—	2,391,313
Balances at December 31, 2013	17,276,279	17,345,526	(6,896,068)	27,725,737	637,475	28,363,212
Distributions	(16,926,398)	(16,994,239)	—	(33,920,637)	(750,155)	(34,670,792)
Net income	18,939,506	19,015,415	—	37,954,921	112,680	38,067,601
Acquisition of noncontrolling interest (Note 5)	(1,247,500)	(1,252,500)	—	(2,500,000)	—	(2,500,000)
Other (Note 1)	1,172,773	1,177,474	—	2,350,247	—	2,350,247
Net actuarial gain adjustment	—	—	(3,051,881)	(3,051,881)	—	(3,051,881)
Balances at December 31, 2014	$19,214,660	$19,291,676	$(9,947,949)	$28,558,387	$—	$28,558,387

The accompanying notes are an integral part of these consolidated financial statements.

RELS LLC
Consolidated Statements of Cash Flows
Years Ended December 31, 2014, 2013 and 2012

	2014	2013	2012

Cash flows from operating activities
Net income	$38,067,601	$65,037,742	$89,688,806
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	3,573,291	2,274,829	2,344,910
Loss on disposal of property and equipment	522,512	448,620	531,295
Gain on sale of discontinued operations	—	—	(3,000,000)
Accrued pension costs	(197,473)	1,280,542	703,307
Equity loss (income) from investment in RELS Management Company	53,043	(916,865)	(3,132,416)
Changes in operating assets and liabilities, net
Accounts receivable	15,825	4,129,770	778,928
Prepaid expenses and other assets	(683,144)	(615,327)	(82,583)
Accounts payable and other liabilities	(1,695,254)	(2,305,792)	(2,147,199)
Accrued payroll and benefits	(2,373,193)	(75,783)	1,869,508
Cash provided by operating activities	37,283,208	69,257,736	87,554,556
Cash flows from investing activities
Purchases of property and equipment	(5,266,860)	(3,563,429)	(1,945,415)
Net proceeds from sale of discontinued operations	—	—	3,000,000
Due from/to related parties, net	24,361,191	10,701,203	11,498,401
Cash provided by investing activities	19,094,331	7,137,774	12,552,986
Cash flows from financing activities
Capital distributions	(33,920,637)	(68,344,996)	(99,708,920)
Distributions to noncontrolling interest holders in consolidated joint ventures	(750,155)	(1,047,900)	(6,131,882)
Acquisition of noncontrolling interest	(2,500,000)	—	—
Cash used in financing activities	(37,170,792)	(69,392,896)	(105,840,802)
Net increase (decrease) in cash and cash equivalents	19,206,747	7,002,614	(5,733,260)
Cash and cash equivalents
Beginning of year	12,988,562	5,985,948	11,719,208
End of year	$32,195,309	$12,988,562	$5,985,948

Non-cash information
Forgiveness of due from related parties balance from RELS management Company (Note 8)	$12,227,556	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

RELS LLC
Notes to the Consolidated Financial Statements
December 31, 2014, 2013 and 2012

1.	Description of Business and Significant Accounting Policies

Description of Business
RELS LLC (the “Company”) is primarily engaged in the business of providing customers with property appraisal services. The Company does business as RELS Valuation and Prime Valuation Services (“PVS”). The Company is owned 50.1% by CoreLogic, Inc. (“CoreLogic”) and 49.9% by Wells Fargo & Co. (“Wells Fargo”).
Summary of Significant Accounting Policies
Basis of Accounting
The consolidated financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America.
Principles of Consolidation
The accompanying consolidated financial statements include the consolidated accounts of the Company and all majority-owned subsidiaries and effectively controlled joint ventures. All significant intercompany transactions and balances have been eliminated. The Company owns 50% of Rels Management Company (“RMC”). The Company uses the equity method of accounting for its investment in RMC as the Company has significant influence, but does not have effective control of RMC.
Partners’ Capital Adjustment
During 2014, partners’ capital balance increased as a result of correcting an understated related party balance. This out-of-period correction increased partners’ capital by $2.35 million. The Company concluded that the impact to both the current year and the prior year consolidated financial statements was not material.
Use of Estimates
The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the statements. Actual results could differ from those estimates.
Cash and Cash Equivalents
Cash equivalents are short-term, highly liquid investments that are both readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates. The Company considers cash equivalents to be all short-term investments that have an initial maturity to the Company of three months or less and are not restricted.
Accounts Receivable
Accounts receivable are generally due from mortgage originators and servicers, financial institutions and other businesses located throughout the United States. Credit is extended based on an evaluation of the customer's financial condition, and generally, collateral is not required.
Property and Equipment
Property and equipment are recorded at cost and depreciated primarily on a straight-line basis over their estimated useful lives. Maintenance and repair costs are charged to expense as incurred. Major overhauls that extend the useful lives of existing assets are capitalized. When properties are retired or disposed, the costs and accumulated depreciation are eliminated and the resulting profit or loss is recognized in income.
Depreciation for financial statement purposes is computed using straight line rates according to the Company’s fixed asset policy. Useful lives by asset category are as follows:

Office furniture and equipment	5 years
Computers, related equipment and software	3 years
Leasehold improvements	Life of lease or economic life; whichever is shorter

RELS LLC
Notes to the Consolidated Financial Statements
December 31, 2014, 2013 and 2012

The Company capitalizes costs of software developed or obtained for internal use, once the preliminary project stage has been completed, and management commits to funding the project and it is probable that the project will be completed and the software will be used to perform the function intended. Capitalization of costs ceases when the project is substantially complete and ready for its intended use. Costs incurred in the preliminary project stage and costs not qualifying for capitalization are charged to expense.
Revenue Recognition
The Company derives their revenues principally from U.S. mortgage originators and servicers with good creditworthiness. The Company’s product and service deliverables are generally comprised of property valuation or other related services. The Company’s revenue arrangements with their customers generally include a work order or written agreement specifying the data products or services to be delivered and related terms of sale including payment amounts and terms. The primary revenue recognition-related judgments exercised are to determine when all of the following criteria have been met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the price to the buyer is fixed or determinable; and (4) collectability is reasonably assured.
Appraisal services are recognized at the time of delivery as the Company has no significant ongoing obligation after delivery.
Expenses
Professional fees represent costs of revenue which do not include an allocation of salaries and other personnel costs of approximately $44 million, $56 million and $57 million for the years ended December 31, 2014, 2013 and 2012, respectively.
Income Taxes
As a limited liability company, the Company is taxed as a partnership and is not subject to federal taxes. The results of operations are included in the tax returns of the respective company members and not taxed at the entity level. There are currently no examinations being conducted of the Company by the Internal Revenue Service (“IRS”) or any other taxing authority.
Concentration of Risk of the Real Estate Market
Activity in the real estate market is cyclical in nature and is affected greatly by the cost and availability of long-term mortgage funds. Real estate activity and, in turn, the Company’s revenue base, can be adversely affected during periods of high interest rates and/or limited money supply.
Recent Accounting Pronouncements
In August 2014, the Financial Accounting Standards Board (“FASB”) issued updated guidance related to determining whether substantial doubt exists about an entity's ability to continue as a going concern. The amendment provides guidance for determining whether conditions or events give rise to substantial doubt that an entity has the ability to continue as a going concern within one year following issuance of the financial statements, and requires specific disclosures regarding the conditions or events leading to substantial doubt. The updated guidance is effective for annual reporting periods and interim periods within those annual periods beginning after December 15, 2016. Earlier adoption is permitted but the Company does not anticipate electing early adoption. The Company does not expect the adoption of this guidance to have a material impact on the Company’s consolidated financial statements.
In May 2014, the FASB issued updated guidance on revenue recognition in order to 1) remove inconsistencies in revenue requirements, 2) provide a better framework for addressing revenue issues, 3) improve comparability across entities, industries, etc., 4) provide more useful information through improved disclosures, and 5) simplify the preparation of financial statements by reducing the number of requirements to which an entity must refer. Under the amendment, an entity should recognize revenue to depict the transfer of promised goods or services to customers in the amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also specifies the accounting treatment for the incremental costs of obtaining a contract, which would not have been incurred had the contract not been obtained. Further, an entity is required to disclose sufficient information to enable the user of the financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash

RELS LLC
Notes to the Consolidated Financial Statements
December 31, 2014, 2013 and 2012

flows from contracts with customers. The updated guidance is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early adoption is not permitted. The Company is currently evaluating the impact of the adoption of this guidance on the Company’s consolidated financial statements.
In April 2014, the FASB issued updated guidance on reporting discontinued operations and disclosures of disposals of components of an entity. Under the amendment only those disposals of components of an entity that represent a strategic shift that has (or will have) a major effect on an entity’s operations and financial results will be reported as discontinued operations in the financial statements. Additionally, the elimination of the component's operations, cash flows and significant continuing involvement conditions have been removed. Further, an equity method investment could be reported as discontinued operations. The updated guidance is effective prospectively for all disposals or classifications as held for sale that occur within annual periods beginning after December 15, 2014. The Company does not expect the adoption of this guidance to have a material impact on the Company’s consolidated financial statements.

2.	Fair Value Measurements

GAAP requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practical to estimate that fair value. At December 31, 2014 and 2013, the Company’s financial instruments included cash and cash equivalents, accounts receivable and accounts payable. The fair values of cash and cash equivalents, accounts receivable and accounts payable approximated carrying values due to the short-term nature of these instruments.

3.	Property and Equipment

At December 31, 2014 and 2013, property and equipment is comprised of the following:

	2014	2013

Leasehold improvements	$1,376,011	$488,622
Furniture and equipment	19,629,782	6,235,608
Software	29,424,205	24,169,093
	50,429,998	30,893,323
Less: Accumulated depreciation and amortization	(46,159,643)	(27,794,025)
	$4,270,355	$3,099,298
Depreciation expense for property and equipment was $1,597,028, $202,227 and $231,981 for the years ended December 31, 2014, 2013 and 2012, respectively. Capitalized software amortization expense was $1,976,263, $2,072,602 and $2,112,929 during the years ended December 31, 2014, 2013 and 2012, respectively. The net book value of capitalized software costs included in property and equipment at December 31, 2014 and 2013, was $2,041,953 and $1,936,613, respectively.

4.	Sale of ResDirect and Rels Credit

On February 28, 2013, RMC which is owned 50% by RELS LLC and accounted for on the equity method, completed the sale of ResDirect, its wholly owned subsidiary, to CoreLogic Solutions LLC for $4.0 million. The sale resulted in a net gain of $1.5 million for the year ended 2013. The gain attributable to the Company is included in equity income from investment in Rels Management Company in the consolidated statements of income and comprehensive income. The ResDirect business, wholly owned by RMC, had approximately $3.9 million and $26.7 million of revenues for the years ended December 31, 2013 and 2012, respectively.
On July 1, 2012, the Company sold the stock of its wholly owned subsidiary, Rels Credit, to CoreLogic CredCo, LLC for $3.0 million, which resulted in a net gain of $3.0 million for the year ended 2012. Net asset

RELS LLC
Notes to the Consolidated Financial Statements
December 31, 2014, 2013 and 2012

value of Rels Credit at the time of sale was minimal. From the date of this transaction, the Company has no continuing involvement in the credit services business, and therefore Rels Credit operations have been reflected as discontinued operations in the Company’s consolidated financial statements.
The operating results of the discontinued operations through June 30, 2012, included in the consolidated financial statements for the year ended December 31, 2012 were as follows:

2012

Total revenue	$31,056,613
Total expenses	(24,006,488)
Net income	$7,050,125

5.	Acquisition of Noncontrolling Interests

On March 31, 2014, the Company acquired an additional 49.9% interest in PVS for $2.5 million in cash. The acquisition increased the Company’s ownership from 50.1% to 100%. The acquisition was completed after liquidating all significant liabilities and PVS’s share of the net assets. PVS provides appraisal services for customers other than Wells Fargo.
The acquisition was accounted for as an equity transaction, and no gain or loss was recognized in consolidated net income or comprehensive income.

6.	Commitments and Contingencies

The Company leases certain office facilities under operating leases, which are renewable. Certain leases provide that the Company will pay insurance and taxes. Rental expense for the years ended December 31, 2014, 2013 and 2012 was $2,455,506, $1,975,569 and $1,882,496, respectively.
Future minimum rental payments (including operating expenses) under operating leases, which end after 2014 and have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2014 are as follows:

2015	$2,251,600
2016	1,908,300
2017	101,700
2018	9,500
2019 and after	—
Total minimum payments	$4,271,100
The Company is involved in various routine legal proceedings related to its operations. While the ultimate disposition of each proceeding is not determinable, the Company does not believe that any such proceedings will have a materially adverse effect on its financial condition, results of operations or cash flows.

7.	Employee Benefit Plans

Defined Contribution Plan
The Company participates in a defined contribution 401(k) plan (the “Plan”) for the benefit of its employees and their beneficiaries, which allows eligible employees to save for retirement through pre-tax contributions. The Company makes discretionary contributions in accordance with the plan document. For the years ended

RELS LLC
Notes to the Consolidated Financial Statements
December 31, 2014, 2013 and 2012

December 31, 2014 and 2013, the Company contributed approximately $1.2 million and $1.6 million, respectively, to the Plan.
Defined Benefit Plan
The Company has a frozen defined benefit pension plan that provides retirement benefits to substantially all employees of the Company who had monthly earnings prior to December 31, 2001. The net pension obligation recorded and the related periodic costs are based on, among other things, assumptions of the discount rate, estimated return on plan assets, highest average monthly compensation, as defined by the plan, and the mortality of participants. The obligation for these claims and the related periodic costs are measured using actuarial techniques and assumptions. Actuarial gains and losses are deferred and amortized over future periods. The plan assets of the Company’s pension plan are valued at fair value using quoted market prices. Investments, in general, are subject to various risks, including credit, interest and overall market volatility risks.
In August of 2014, the Company entered into an agreement with the Pension Benefit Guaranty Corporation that requires for plan years 2014 through 2017 excess contributions in addition to all minimum funding contributions. These excess contributions have been reflected in the disclosure below.
The obligations and funded status of the Company’s postretirement pension benefit plan as of December 31 is as follows:

	2014	2013
Change in benefit obligation
Benefit obligation at beginning of year	$14,875,863	$16,651,678
Interest costs	716,616	667,569
Actuarial losses (gains)	3,021,869	(1,951,186)
Benefits paid	(829,651)	(492,198)
Benefit obligation at end of year	$17,784,697	$14,875,863

As of December 31, 2014 and 2013, the accumulated benefit obligation equaled the projected benefit obligation for the plan.

	2014	2013

Change in plan assets
Fair value of plan assets at beginning of year	$10,671,293	$11,457,101
Actual return on plan assets	(242,368)	(314,007)
Company contributions	1,294,500	20,397
Benefits, premiums and expenses paid	(829,651)	(492,198)
Fair value of plan assets at end of year	$10,893,774	$10,671,293

	2014	2013

Funded status
Unfunded status of the plan	$(6,890,923)	$(4,204,570)

	2014	2013

Amounts recognized in the consolidated balance sheet consist of
Noncurrent postretirement benefit liability	$(6,890,923)	$(4,204,570)

RELS LLC
Notes to the Consolidated Financial Statements
December 31, 2014, 2013 and 2012

	2014	2013
Amounts recognized in accumulated other comprehensive loss
Unrecognized net actuarial loss	$9,475,930	$6,592,104

Amounts included in accumulated other comprehensive loss as of December 31, 2014 which the Company expects to recognize in postretirement benefit expense during 2015 is $1,037,394.

	2014	2013

Weighted-average assumptions used to determine benefit obligations
Discount rate	4.09%	4.92%

Net periodic postretirement pension benefit costs as of December 31 included the following components:

	2014	2013	2012
Components of net periodic benefit cost
Interest cost	$716,616	$667,569	$690,276
Expected return on plan assets	(241,905)	(167,577)	(166,147)
Amortization of net actuarial loss	622,316	800,948	685,542
Net periodic benefit cost	$1,097,027	$1,300,940	$1,209,671

	2014	2013	2012

Other changes in plan assets and projected benefit obligation recognized in other comprehensive loss
Net actuarial loss (gain)	$3,506,142	$(1,469,602)	$1,212,026
Reversal of amortization item
Net actuarial loss	(622,316)	(800,948)	(685,542)
Total recognized in other comprehensive loss (income)	$2,883,826	$(2,270,550)	$526,484

	2014	2013	2012

Weighted-average assumptions used to determine net costs
Discount rate	4.92%	4.11%	4.66%
Expected return on plan assets	4.50%	3.50%	3.50%

Future Cash Flows
At December 31, 2014, the following pension benefit payments are expected to be paid by the Company’s plan and reflect expected future services, as appropriate:

RELS LLC
Notes to the Consolidated Financial Statements
December 31, 2014, 2013 and 2012

2015	$560,359
2016	594,397
2017	655,407
2018	703,167
2019	763,431
2020 to 2024	4,637,071

Estimated contributions to the plan for 2015 are $1,327,000.
Plan Assets
The Company’s pension plan asset allocation by asset category as of the measurement date follows:

	Percentage of Plan Assets
	at December 31,
	2014	2013
Asset category
Domestic and international equities	6%	2%
Fixed income funds	94%	98%
	100%	100%

The Company’s retirement plan assets are measured at fair value on a recurring basis (annually). The Company determines the fair value of its defined benefit pension plans assets with a three‑level hierarchy for fair value measurements that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and the reporting entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The hierarchy level assigned to each security in the Company’s defined benefit pension plan assets is based on management’s assessment of the transparency and reliability of the inputs used in the valuation of such instrument at the measurement date. The three hierarchy levels are defined as follows:

Level 1	Valuations based on unadjusted quoted market prices in active markets for identical securities. The fair value of equity and certain fixed income securities are classified as Level 1.

Level 2
Valuations based on observable inputs (other than Level 1 prices), such as quoted prices for similar assets at the measurement date; quoted prices in markets that are not active; or other inputs that are observable, either directly or indirectly.

Level 3	Valuations based on inputs that are unobservable and significant to the overall fair value measurement, and involve management judgment.
As of December 31, 2014 and 2013, approximately 93% and 93%, respectively, of the Company's defined pension plan assets were Level 2 assets and 7% and 7% respectively, for 2014 and 2013 were classified as Level 1 assets.

8.	Related Parties

The Company has significant transactions with CoreLogic, Wells Fargo and RMC. For each of the years ended December 31, 2014, 2013 and 2012, approximately 91% of the Company’s revenues included in the consolidated statements of income and comprehensive income were received from Wells Fargo and its affiliates. For each of the years ended December 31, 2014 and 2013, approximately $4.5 million of the Company’s accounts receivable included in the consolidated balance sheets were due from Wells Fargo and its affiliates.

RELS LLC
Notes to the Consolidated Financial Statements
December 31, 2014, 2013 and 2012

The Company conducts business with CoreLogic, from whom they primarily receive certain services supporting the sales of appraisals. The expenses relating to these services provided by CoreLogic and its affiliates were approximately $6.4 million, $8.7 million and $14.2 million, respectively, for the years ended December 31, 2014, 2013 and 2012. There were no amounts due to CoreLogic within the Company’s accrued liabilities included in the consolidated balance sheets at either December 31, 2014 or 2013.
The operations and support services of RMC were transferred to the Company as of January 1, 2014, including property and equipment balances with cost and accumulated depreciations of $17,321,194 and $15,124,233, respectively. Also, during the year ended December 31, 2014, the Company agreed to forgive its receivable balance due from RMC of $12,227,556. The forgiveness has no impact to the Company’s consolidated partners’ capital, consolidated income, or comprehensive income.
During the years ended December 31, 2014, 2013 and 2012, the Company recorded equity (loss) income from its investment in RMC of ($53,043), $916,865 and $3,162,940, respectively. The expenses relating to the services provided by RMC were approximately $1.7 thousand, $2.6 million and $8.6 million, respectively, for the years ended December 31, 2014, 2013 and 2012.
The consolidated balance sheets include amounts due from the following related parties.

	2014	2013

Due (to) from
RMC	$1,551	$33,538,218
Rels Title	(724,500)	377,796
ResDirect	—	(400,463)
	$(722,949)	$33,515,551

9.	Subsequent Events

The Company evaluated events that may have occurred after the consolidated balance sheet date for potential recognition or disclosure that have occurred subsequent to December 31, 2014, through February 18, 2015, the date the consolidated financial statements were available to be issued.